Robert B. Little rlittle@velaw.com

Tel 214.220.7931 Fax 214.999.7931

August 2, 2010

VIA FAX, EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H.	Christopher Owings
Mara	Ransom

                     Peggy Kim

                     Robert Errett

Re:	Energy Future Intermediate Holding Company LLC
EFIH Finance Inc.
Amendment No. 1 to Registration Statement on Form S-4
(File No. 333-168135)

Ladies and Gentlemen:

Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance Inc. (“EFIH Finance” and collectively with EFIH, the “Registrants”), have today filed with the U.S. Securities and Exchange Commission (the “Commission”) via direct transmission to the Commission’s EDGAR system, Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”). The Amendment contains changes to the Registration Statement made to respond to the comments from the Commission’s staff (the “Staff”) received by facsimile on July 27, 2010 and discussed with the Staff on July 28, 2010, as well as changes to reflect the determination of the definitive nominal consideration offered for the securities based on approximately 99.51% of the outstanding Old Notes having been validly tendered (and not validly withdrawn) in the exchange offers as of the Early Tender Date and the Consent Date, which consideration was announced by press release (and subsequently filed with the Commission on Form 8-K) on July 30, 2010, and to update the Registration Statement to include certain financial information for the Registrants’ and Energy Future Holdings Corp.’s recently completed fiscal second quarter.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of the Amendment marked to reflect the revisions made to the Registration Statement that are described below.

In order to facilitate the Staff’s review of the Registrants’ responses, we have numbered and reproduced below the full text of the Staff’s comments in bold text, each of which is followed by the Registrants’ response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Amendment. Unless otherwise specified herein, page references contained in the Registrants’ responses refer to the Amendment.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

August 2, 2010 Page 2

General

1.	We note that on July 15, 2010, the Offerors entered into exchange agreements with certain institutional investors and expect that such holders will tender approximately 52% of the aggregate principal amount of the outstanding Old Notes. Please provide us with your analysis as to whether the execution of these agreements to tender constitute a sale under the Securities Act. Please refer to Question 139.29 in the Securities Act section of the Division’s Compliance and Disclosure Interpretations in your response. Please also file the exchange agreements as exhibits to the registration statement.

Response: The Registrants carefully considered and adhered to the guidance of the Staff set forth in Question 139.29 appearing in the Securities Act section of the Division’s Compliance and Disclosure Interpretations in connection with their structuring of the exchange offer and the exchange agreements that were executed with certain institutional investors. First, each of the exchange agreements contains a representation that each holder of the Old Notes is a “qualified institutional buyer” within the meaning of Rule 144A promulgated under the Securities Act; this caliber of financial sophistication exceeds the “accredited investor” standard set forth in Question 139.29. Second, in accordance with the guidance in Question 139.29, the institutional investors that entered into the exchange agreements collectively hold less than 100% of the Old Notes. Further, the exchange offer is being made to all holders of Old Notes, as required by Question 139.29. In addition, as required by Question 139.29, the counterparties to the exchange agreements did not actually tender their Old Notes—for example, by signing a Consent and Letter of Transmittal—prior to the filing of the Registration Statement with the Commission.

In connection with the final bullet point in Question 139.29 which states “all note holders eligible to participate in the exchange offer will receive the same amount and form of consideration”, the Registrants discussed with the Staff the interpretation of this condition in light of the absence in the regulations applicable to offers for non-convertible debt securities of a “best price” requirement and the common practice in offers for non-convertible debt securities to vary the amount and/or form of consideration after an initial offer period. On June 17, 2010, Michelle Anderson, Chief of the Office of Mergers and Acquisitions of the Commission, confirmed to John D. Lobrano of Simpson Thacher & Bartlett LLP, counsel to the Registrants, that the condition should be interpreted as requiring that all note holders eligible to participate in the exchange offer be offered the same amount and form of consideration and, accordingly, that offers, like the exchange offer, which vary the amount and/or form of consideration after an initial offer period could be conducted in reliance upon the Question 139.29 interpretation subject to satisfaction of the other conditions set forth in the interpretation. As described in the Registration Statement, all holders of the Old Notes are being offered the same amount and form of consideration.

In response to the comment regarding the filing of the exchange agreements, the Registrants have today filed the exchange agreements as exhibits to the Amendment.

August 2, 2010 Page 3

2.	We note that you are offering to exchange the 11.250%/12.000% Senior Toggle Notes and the 10.875% Senior Notes for up to $2.18 billion of New EFIH Senior Secured Notes. Please advise us as to whether each security is a separate class of subject security for purposes of Section 14E and whether you are conducting one tender offer or two separate tender offers.

If you are conducting two separate tender offers, please revise to disclose the maximum amount of the aggregate principal amount of New EFIH Senior Secured Notes being offered for each subject security. In addition, we note that those who tender early will receive cash; please disclose the maximum amount of cash being offered for each subject security. Finally, please revise to clarify that in the event the offers are oversubscribed, acceptance will be on a pro rata basis with respect to each class of subject security.

Response: While the exchange offer is being made for both the Old Cash-Pay Notes and Old Toggle Notes, the exchange offer, for Section 14E purposes, constitutes a single tender offer for a single class of subject securities. We believe it is appropriate to treat Old Cash-Pay Notes and Old Toggle Notes as a single class of subject securities for purposes of Section 14E because the Old Cash-Pay Notes and the Old Toggle Notes: (1) are issued by the same issuer; (2) are issued under the same indenture; (3) were originally issued on the same date as part of the same financing; (4) are guaranteed by the same subsidiaries of the issuer; (5) are unsecured; (6) rank equally as senior indebtedness of the issuer; (7) are neither convertible nor exchangeable for common stock or any other equity or other security; (8) are subject to the same “events of defaults” (the ability of holders to accelerate Old Notes upon the occurrence of an “event of default” requires action by at least 30% of the Old Cash-Pay Notes and Old Toggle Notes, acting as a single class); (9) are subject to the same set of affirmative and restrictive covenants and default, remedy and defeasance provisions; (10) vote together as a single class under the terms of the indenture; (11) will mature on the same date; (12) are classified for accounting purposes as long-term indebtedness on the balance sheet of the issuer and (13) are treated as debt instruments for tax purposes. We also understand that many of the investors in the Old Notes are holders of both issues, as evidenced by the investors subject to the exchange agreements, all of which hold both issues of Old Notes.

In response to this comment, we are revising certain disclosures in the prospectus to clarify that the exchange offer constitutes a single offer for the purposes of Regulation 14E including the addition of an explicit statement to such effect. See pages v, 1, 4, 6, 9, 19, 26, 92, 96 and 110. We also note that disclosure to the effect that the exchange offer constitutes a single offer was included in the press release issued on July 30, 2010, which was also filed with the Commission on Form 8-K on such date.

3.	We note that you will offer $2.50 per $1,000 principal amount of notes tendered prior to the Consent Date. Please disclose the aggregate amount of cash consideration being offered as consent payment to each class of security holders.

August 2, 2010 Page 4

Response: In response to the Staff’s comment, the Registrants have added language in the Amendment regarding the aggregate amount of cash consideration being offered as a consent payment to all holders of Old Notes. See pages iv, 7, 23, 79, 93, 100 and 102. We also note that disclosure of the aggregate amount of cash consideration offered as a consent payment to all holders of Old Notes and the aggregate amount of cash consideration payable in light of Consents validly delivered (and not validly revoked) prior to the Consent Date have been disclosed in a press release issued on July 30, 2010, which was also filed with the Commission on Form 8-K on such date.

4.	We note that the execution of the Consent and Letter of Transmittal will constitute an express waiver with respect to all claims against EFH of any breach, default or event of default that may have arisen. Please revise to describe the nature of any current breach, default or event of default, so that investors may understand what rights they are waiving.

Response: The Registrants are not aware of any such breaches, defaults or events of default that are the subject of the waiver and the Registrants have added language in the Amendment (see pages iv, 24, 92 and 99) and the Consent and Letter of Transmittal to such effect. We also note that disclosure to the effect that the Registrants are not aware of any such breaches, defaults or events of default that are subject to the waiver was included in the press release issued on July 30, 2010, which was also filed with the Commission on Form 8-K on such date.

Questions and Answers About the Exchange Offer and the Consent Solicitation, page 1

What is the amount of cash that will be paid in the exchange offers, page 2

5.	We note that you state that the definitive amount of the Total Notes Consideration and Total Cash Consideration will be announced promptly after the Early Tender Date. Please revise to disclose that the amount of cash that holders receive may be reduced as a result of proration, which will be determined promptly after expiration. Please similarly revise the disclosure on pages 3, 27, 46 and 99.

Response: The amount of cash consideration that holders receive in exchange for each $1,000 principal amount of Old Notes will not be affected by proration. As disclosed on pages iii, 3, 21 and 94 of the Amendment, any reduction in the aggregate Total Cash Consideration of $500 million as a result of proration, if any, or withdrawals after the Early Tender Date of Old Notes previously validly tendered (and not validly withdrawn) at or prior to the Early Tender Date will not change the amount of Total Cash Consideration to be paid in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. In other words, while proration may cause the aggregate amount of Total Cash Consideration to be reduced (i.e., less than an aggregate of $500 million in cash may paid) because fewer Old Notes that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Date can be accepted for exchange, the Total Cash Consideration payable with respect to each Old Note that is accepted for exchange (notwithstanding proration) will not change as a result of proration.

August 2, 2010 Page 5

We also note that corresponding disclosure was included in the press release issued on July 30, 2010, which was also filed with the Commission on Form 8-K on such date.

Until when may I revoke Consents previously delivered in the consent solicitation, page 5

6.	Please revise to clarify that holders should not expect to be able to revoke their consents after the Consent Date, as indicated on page 111. Please similarly revise the disclosure on pages 6, 28, and 30.

Response: We note that the disclosure referenced on page 111 of the Registration Statement also appeared on pages 10, 97 and 112 of the Registration Statement. In response to this comment, we have revised the disclosure on pages v, 7, 10, 23, 25, 93, 107 and 108 of the Amendment to conform it to the disclosures made on page 111 of the Registration Statement and elsewhere. We also note that corresponding disclosure was included in the press release issued on July 30, 2010, which was also filed with the Commission on Form 8-K on such date.

Item 16. Exhibits and Financial Statement Schedules, page II-4

(a) Exhibits, page II-4

7.	Please file the legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

Response: The Registrants have filed the legal opinion as an exhibit to the Amendment.

Please direct any questions or comments regarding the foregoing to me at (214) 220-7931.

Sincerely,

/s/ Robert B. Little
Robert B. Little

August 2, 2010 Page 6

cc:	Paul M. Keglevic
Andrew M. Wright
Keith R. Fullenweider
John D. Lobrano
Edward P. Tolley III
Andrew R. Schleider
Lona Nallengara